

13000069



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Jeffrey N. Neuman
Honeywell International Inc.
jeffrey.neuman@honeywell.com

Re: Honeywell International Inc.
Incoming letter dated December 12, 2012

Dear Mr. Neuman:

This is in response to your letter dated December 12, 2012 concerning the shareholder proposal submitted to Honeywell by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 2, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 12, 2012

The proposal urges the board to adopt a policy that in the event of a change in control of the company, there shall be no acceleration of vesting of any equity award granted to any senior executive. The compensation committee, however, may provide that any unvested award will vest on a partial, pro rata basis, with "such qualifications for an award as the Compensation Committee may determine." The proposal also provides that "the details of any pro rata award" are "to be determined by the Compensation Committee."

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor Honeywell in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 2, 2013

Via Electronic Mail: Shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Honeywell International, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Honeywell International, Inc. ("Honeywell" or the "Company"), by letter dated December 12, 2012 that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2013 proxy materials.

I. Introduction

Proponents' shareholder proposal urges

> the Board of Directors of Honeywell International Inc. (the "Company") to adopt a policy that in the event of a change in control of the Company, as defined under any applicable employment agreement, equity incentive plan or other plan, there shall be no acceleration of vesting of any equity award granted to any senior executive. However, under this policy the Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Compensation Committee may determine.

> For purposes of this policy, an "equity award" means an award granted under an equity incentive plan as defined by the Securities and Exchange Commission's Item 402 of Regulation S-K, which addresses executive compensation. This policy shall be implemented so as not affect any contractual rights in existence on the date adopted.

Honeywell wrongly maintains that "it may properly omit the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is materially vague and misleading, such that neither shareowners voting on the proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

While Honeywell admits that "that the Staff has considered a substantially similar proposal, and declined to concur in its exclusion from a company's proxy materials, *See Walgreen Co.* (Oct. 4, 2012)," the Company attributes this result to the fact that "either Walgreen did not have an existing compensation plan which, like Honeywell's, expressly addressed the treatment of equity incentive plans in the event of a change in control or for some other reason did not advance the arguments we have described above, so in issuing its response the Staff did not consider such arguments."

Honeywell's attempt to distinguish the Staff's decision in *Walgreen Co.* (Oct. 4, 2012) is defective on both counts: first, whether accelerated vesting occurs pursuant to a contract—as in *Walgreen*, or pursuant to Honeywell's existing compensation plan—has no bearing on Honeywell's reliance upon Rule 14a-8(i)(3) to exclude the Proposal as vague and misleading. Second, Honeywell's "arguments" are virtually identical to those advanced by the company in *Walgreen*. Consequently, Honeywell is in error when it asserts that "in issuing its response the Staff did not consider such arguments."

II. Since the language of the Proposal is clear, it is not excludable under Rule 14a-8(i)(3).

While Honeywell successfully invoked Rule 14a-8(i)(3) to exclude a proposal on accelerated vesting in 2011, that proposal bears little resemblance to the Proposal before the Company in 2012. The Proponent has taken great care to define the terms included. Honeywell acknowledges this point. Nevertheless, Honeywell then cites *General Electric Co.* (Jan. 21, 2011) as support for its No-Action request. But the proposal in *General Electric*, unlike the Proposal before Honeywell, centered on the proposal's focus on a company program that did not even exist.

Honeywell also cites *International Paper Co.* (Feb. 3, 2011). Unlike the instant Proposal, which clearly specifies its terms, the proposal before International Paper employed the term "executive pay rights." International Paper's reliance upon Rule 14a-8(i)(3) correctly pointed out the inherent confusion in the proposal, noting that its

> compensation program consists of numerous "executive pay rights" that are provided or granted to its executives, including rights to receive Company stock under performance-based restricted stock and restricted stock unit awards, rights to receive Company stock upon the exercise of previously granted stock options as well as rights to receive new stock options under the reload feature of the option awards, rights to receive certain benefits upon a change in control of the Company under certain change in control agreements, rights to receive severance payments upon execution of a termination agreement under a salaried employee severance plan, and potential rights to receive cash distributions under a management incentive plan and to receive Company matching contributions under retirement savings plans.

Honeywell also cites *Verizon Communications, Inc.* (Feb. 21, 2008) in support of its request to exclude the Proposal pursuant to Rule 14a-8(i)(3). The proposal before Verizon, however, involved the vague and undefined terms "Industry Peer group" and "relevant period of time." The Proposal before Honeywell contains no such undefined terms. Indeed, it includes precise definitions, for example: "an 'equity award' means an award granted under an equity incentive plan as defined by the Securities and Exchange Commission's Item 402 of Regulation S-K, which addresses executive compensation."

The language of the Proposal stands in marked contrast to similar proposals that the Staff permitted to be excluded last year. Those proposals would have triggered the proposed policy upon a "termination *or* change-in-control" (emphasis added) with "change-in-control" never defined. *E.g.., Staples, Inc.* (March 5, 2012); *Verizon Communications, Inc.* (January 27, 2012). Since in those proposals a "termination" was an event that could occur independently of a change in control, there was no definition of "termination," as there is in the Proposal now before Honeywell.[1]

III. The Staff rejected a request to exclude an identical proposal pursuant to Rule 14a-8(i)(3) in *Walgreen Co.* (Oct. 4, 2012)

---

[1] Nor can it be argued that the Proposal is impermissibly vague because different awards might be triggered by different definitions of eligibility under different plans or employment agreements. To the extent that such differences may occur, the Proposal plainly empowers the Compensation Committee to devise awards that are consistent with the Proposal's goal of allowing some vesting while avoiding the windfall that is created when awards are handed out as if the qualifications for such awards had been met.

In *Walgreen Co.* (Oct. 4, 2012), the Staff considered the company's argument to exclude this identical proposal pursuant to Rule 14a-8(i)(3). The Staff rejected the argument. While conceding this point, Honeywell attempts to distinguish *Walgreen Co.* by noting that Honeywell currently has a Stock Incentive Plan that "expressly permits the Company's compensation committee to translate the remainder of any award into equity of a successor company, or into a cash payment." We fail to see any material difference for the purposes of the Proposal between whether a change-in-control accelerated vesting provision appears in an employment agreement verses in a compensation plan. In any case, we note that the Walgreen Co. 2013 Omnibus Incentive Plan provides similar authority to Walgreen compensation committee. For these reasons, Honeywell's distinction is without a difference from the result in *Walgreen Co.* as the language of the Proposal clearly defines its terms.

IV. Conclusion

Honeywell has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(3). If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have submitted this this letter by electronic mail for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, AFL-CIO Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Jeffrey Neuman, Honeywell International, Inc.

Honeywell

Jeffrey N. Neuman
Vice President and
Corporate Secretary

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-2945
973 455-4413 Fax
jeffrey.neuman@honeywell.com

December 12, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C 20549

Re: Honeywell International Inc. Notice of Intention to Omit
Shareowner Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that Honeywell intends to omit from its proxy materials for its 2013 annual meeting of shareowners (the "2013 Proxy Materials"), the shareowner proposal and statement in support thereof (collectively, the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2013 Proxy Materials under Rule 14a-8(i)(3). The Proposal is properly excludable under 14a-8(i)(3) because it is contrary to the Commission's proxy rules, specifically Rule 14a-9, which prohibits materially false or misleading statements.

Pursuant to Section C of Staff Legal Bulletin No. 14D (Nov 7, 2008), the Company is sending this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments has been simultaneously sent to the Proponent as notice of Honeywell's intent to omit the Proposal from the 2013 Proxy Materials.

THE PROPOSAL

The Proposal states:

"Resolved: The shareholders urge the Board of Directors of Honeywell International Inc. (the "Company") to adopt a policy that in the event of a change in control of the Company, as defined under any applicable employment agreement, equity incentive plan or other plan, there shall be no acceleration of vesting of any equity award granted to any senior executive. However, under this policy the Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Compensation Committee may determine.

For purposes of this policy, an "equity award" means an award granted under an equity incentive plan as defined by the Securities and Exchange Commission's Item 402 of Regulation S-K, which addresses executive compensation. This policy shall be implemented so as not to affect any contractual rights in existence on the date adopted."

A copy of the Proposal and related correspondence are attached hereto as Exhibit A.

GROUND FOR OMISSION

Honeywell believes it may properly omit the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is materially vague and misleading, such that neither shareowners voting on the proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires

ANALYSIS

Rule 14a-8(i)(3) permits a company to exclude a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The Staff has consistently taken the position that shareholder proposals may be excluded under Rule 14a-8(i)(3) as vague or misleading if "neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulleting No. 14B (Sep. 15, 2004); *See also, e.g., Fuqua Industries, Inc.* (Mar. 12, 1991). The Staff considers both the proposal and the supporting statement as a whole in analyzing the "inherently vague or indefinite" standard. *See Puget Energy Inc.* (Mar. 1, 2002).

The Staff has concurred with the exclusion of a shareowner proposal seeking changes to a company's executive compensation arrangements if the proposal includes vague terms subject to multiple interpretations. In *General Electric Co.* (Jan. 21, 2011), the proposal was to modify the company's incentive compensation program to provide for more long-term incentives. The Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(3) as vague and misleading because it was unclear how the proposal would actually operate given the company's existing compensation plans, and because the proposal included vague terms relating to how it would operate in practice, including the financial metrics that would apply in implementing the proposal.

Similarly, in *International Paper Co.* (Feb. 3, 2011), the proposal was to adopt a policy to require that senior executives retain a significant percentage of stock acquired through equity compensation programs. In concurring with the company that it could exclude the proposal, the Staff noted in particular that the proposal did not sufficiently explain key terms, and that "as a result neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g. Verizon Communications, Inc.* (Feb. 21, 2008) (certain terms in proposed incentive-based compensation arrangement were susceptible to multiple interpretations so that it was unclear exactly how it would be implemented); *See also Woodward Governor Co.* (Sep. 18, 2003).

In the course of last year's proxy season, the Company received a prior version of the same Proposal, which also sought to preclude or limit acceleration of vesting upon a change of control. The prior proposal, like the current Proposal, related to the 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "2011 Stock Incentive Plan"). In seeking no-action relief to support the exclusion of the prior proposal, the Company argued then, as it does here, that key terms were susceptible to multiple interpretations, including that it was unclear whether the award would simply be forfeited, or translated into the equity of the successor entity. In light of these and other arguments, the Staff concurred with the Company's decision to exclude the proposal under Rule 14a-8(i)(3), noting in particular that "neither stockholders nor the company will be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Honeywell International Inc.* (Jan. 24, 2012).

In this case, while the Proposal has been modified from the prior version to address some of the vague terms, it continues to suffer from the same deficiency in failing to address whether an equity grant, while not accelerated, may be translated into a new award in the equity of a successor company. While the current Proposal would provide the Company's compensation committee with some discretion, such discretion is limited to providing in "an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis . . . ." This ambiguity is significant as applied to Honeywell, because Section 5.3(d) of the 2011 Stock Incentive Plan expressly permits the Company's compensation committee to translate the remainder of any award into equity of a successor company, or into a cash payment. Section 5.3(d) provides in relevant part that:

> "In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis), (iii) a merger, consolidation or similar transaction involving the Company in which the Company is not the surviving corporation or (iv) a merger, consolidation or similar transaction involving the Company in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Committee shall, [. . .] in its sole discretion, have the power to:
>
> (i) cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable), and, in full consideration of such cancellation, pay to the Participant to whom such Award was granted an amount in cash, for each share of Common Stock subject to such Award equal to the value, as determined by the Committee in its reasonable discretion, of such Award [. . .]; or
>
> (ii) provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such Award would have received in such transaction [. . .]."

Accordingly, in implementing the Proposal, the Company's board of directors would have to decide whether to retain Section 5.3(d) of the 2011 Stock Incentive Plan, or to eliminate or modify it. While the thrust and tone of the Proposal and supporting statement might suggest that unvested portions of an award would be terminated without any further action to continue the integrity of the award upon a change in control, the continuation of the award on similar terms in the equity of a corporate successor appears consistent with the Proposal's underlying logic, which is to avoid immediate vesting. Thus, neither the shareowners in voting on the Proposal, nor the Board in implementing it, could determine with reasonable certainty exactly what actions or measures it would require with respect to this key term.

Further, in the context of the Company's 2011 Stock Incentive Plan, the Proposal's use of the term "senior executive" is particularly vague. Is the Proposal meant to compel Plan amendments that naturally might apply to all of the Company's employee's covered by the 2011 Stock Incentive Plan, or to some small subset of employees who qualify as "senior executives," perhaps for purposes of Section 16 of the Exchange Act or the definitions of "executive officer" and "named executive officer" under Items 401 and 402 of Regulation S-K and the related Securities Act and the Exchange Act disclosure obligations? Like in *General Electric Co.* (Jan. 21, 2011), the proposal should be excluded as vague and misleading because it is unclear how the proposal would actually operate given the company's existing plan.

We are aware that the Staff has considered a substantially similar proposal, and declined to concur in its exclusion from a company's proxy materials. *See Walgreen Co.* (Oct. 4, 2012). However, either Walgreen did not have an existing compensation plan which, like Honeywell's, expressly addressed the treatment of equity incentive plans in the event of a change in control or for some other reason did not advance the arguments we have described above, so in issuing its response the Staff did not consider such arguments.

CONCLUSION

Based on the foregoing analysis, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2013 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at 973-455-2945 or by email at jeffrey.neuman@honeywell.com.

I would be grateful if you would send the Staff's response to this request to me by email at the above email address.

Sincerely,



Jeffrey Neuman
Vice President and Corporate Secretary

Enclosures

cc: Vineeta Anand (*via e-mail*)

#285338

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 2, 2012

Sent by FAX and UPS Second Day

Mr. Thomas F. Larkins, Vice President
and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morristown Township, New Jersey 07962-1219

Dear Mr. Larkins:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Honeywell International Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 576 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

RESOLVED: The shareholders urge the Board of Directors of Honeywell International Inc. (the "Company") to adopt a policy that in the event of a change in control of the Company, as defined under any applicable employment agreement, equity incentive plan or other plan, there shall be no acceleration of vesting of any equity award granted to any senior executive. However, under this policy the Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Compensation Committee may determine.

For purposes of this policy, an "equity award" means an award granted under an equity incentive plan as defined by the Securities and Exchange Commission's Item 402 of Regulation S-K, which addresses executive compensation. This policy shall be implemented so as not affect any contractual rights in existence on the date adopted.

SUPPORTING STATEMENT

Honeywell International allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change in control of the Company. These accelerated equity awards can significantly increase the total value of senior executives' "golden parachute" severance payments after a change in control. We do not question that a reasonable amount of severance payments may be appropriate for senior executives and other employees. We are concerned, however, that current practices at our Company may permit windfall awards to senior executives.

According to the Company's 2012 proxy statement, "unvested stock options and RSUs vest upon a Change in Control. Performance awards vest at target upon a Change in Control unless otherwise provided in the applicable award agreement." As of December 31, 2011, our Company's Chairman and CEO David Cote had $58.9 million of unvested stock options, restricted stock units and performance shares subject to acceleration. This amount is in addition to $39.7 million in cash and other severance benefits that Mr. Cote would have received following a termination after a change in control.

We note that many companies use a "double trigger" system to determine eligibility for accelerated vesting of some equity awards—there must be a change in control, and the executive must be involuntarily terminated. While we support the use of double triggers, we are not convinced that executives deserve to receive all unvested awards. We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other leading companies, including Apple Inc., Chevron Corporation, Dell Inc., Exxon Mobil Corporation, International Business Machines Corporation, Intel Corporation, Microsoft Corporation and Occidental Petroleum Corporation, impose limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.